Mail Stop 3561

November 2, 2007

Mr. John Catsimatidis
Chairman and Chief Executive Officer
United Refining Energy Corp.
823 Eleventh Avenue
New York, New York 10019

> **Re:** **United Refining Energy Corp.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed October 12, 2007**
> **File No. 333-144704**

Dear Mr. Catsimatidis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Data, page 25

1. Show us how you calculated your As Adjusted total current assets and total current liabilities. It appears these amounts give effect to the deferred legal fees being paid out of the proceeds of the offering, which is not consistent with your disclosure in your filing (i.e. payment from interest earned on the trust). Please advise or revise.

Capitalization, page 67

2.   We reviewed your response to our prior comment 6. Your response did not
        address our comment, thus the comment will be reissued. Note (1) to your table
        indicates that the As Adjusted amounts assume payment of the deferred discount
        to your underwriters. This does not appear to be consistent with your presentation
        of an As Adjusted underwriter's fee payable of $10.5 million and your disclosure
        in Note (5). If payment has been assumed, then a liability for payment would not
        exist. Please advise or revise.

3.   In connection with the comment above, show us where you have presented the
        $200,000 in deferred legal fees to be payable from interest earned on the trust.
        Please advise or revise.

Financial Statements

General

4.   Please provide a currently dated consent in any amendment and ensure the
        financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Notes to Financial Statements

Note 3 – Proposed Public Offering, F-9

5.   We reviewed your response to our comment 12 from our previous letter. We note
        your fair value analysis was based on a sample of 34 companies proportionally
        similar to your offering. In order to support your conclusion, please provide us
        with the following:

        • Tell us about the underlying warrant prices in your sample unit offerings and
          clarify how these offerings are proportionally similar to your offering (i.e.
          clarify how a $8 unit ($6 warrant and 1 share) would be proportionally similar
          to your $20 unit ($14 warrant and one share).

        • We note you provided a "modest discount" in your analysis. Please disclose
          the discount rate used and your basis for selecting this rate.

        • Clarify if you considered solely, the closing separate trading price in your
          analysis or a consistent period after trading for each of the sample unit
          offerings (i.e. was the separate trading price for each sample company
          analyzed for a constant number of days).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
       Martin R. Bring, Esq.
       Stuart Neuhauser, Esq.
       Fax: (212) 370-7889